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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 LEUKOSITE, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, $.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   52728R 102
           --------------------------------------------------------
                                 (CUSIP Number)


                         MILLENNIUM PHARMACEUTICALS, INC.
                                 75 SIDNEY STREET
                          CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 679-7000
                             Attn: Jack Douglas, Esq.
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                OCTOBER 14, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)





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CUSIP No. 52728R 102                  13D                 Page  2  of  7  Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     I.R.S. Identification No. of Above Person (Entities Only)
     MILLENNIUM PHARMACEUTICALS, INC., I.R.S. No. 04-3177038
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                / /
     NOT APPLICABLE
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                 Power            0
by Each Reporting           --------------------------------------------------
Person With                  (8) Shared Voting
                                    Power           3,269,674* (22.04%)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,269,674*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     22.04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------
* This number includes 166,658 options exercisable within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Millennium Pharmaceuticals, Inc. is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.







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                                                          Page  3  of  7  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of LeukoSite, Inc., a Delaware corporation ("LeukoSite"). The principal executive offices of LeukoSite are located at 215 First Street, Cambridge, Massachusetts 01748.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business is discovering and developing proprietary therapeutic and diagnostic human healthcare products and services. The address of the Reporting Person's principal office is 75 Sidney Street, Cambridge, Massachusetts 02139.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

         During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds or other consideration were used to purchase any securities. This Schedule 13D is being filed because voting rights were acquired in connection with the transactions described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated October 14, 1999, by and among the Reporting Person, ANM, Inc., a Delaware corporation ("Sub") and a wholly owned subsidiary of the Reporting Person, and LeukoSite, providing, among other things, for the merger of Sub with and into LeukoSite, with LeukoSite as the surviving corporation and becoming a wholly owned subsidiary of the Reporting Person in the merger (the "Merger"), each of Healthcare Ventures III, L.P., Healthcare Ventures V, L.P., Timothy A. Springer, Ph.D., Christopher K. Mirabelli, Schroder Ventures International Life Sciences Fund L.P. 1, Schroder Ventures International Life Sciences Fund L.P. 2, Schroder Ventures International Life Sciences Trust, Martin Peretz, M.D., Christopher T. Walsh, Ph.D. and Walter Newman (collectively, the "Stockholders") has, on
October 14, 1999, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements").


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         Pursuant to the Voting Agreements, each Stockholder has agreed that, provided that the Merger Agreement has not been previously terminated, it will vote its shares in favor of approval of the Merger Agreement, the Merger and every matter that could reasonably be expected to facilitate the Merger at every meeting of the stockholders of LeukoSite called with respect thereto, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of LeukoSite. As required by each of the Voting Agreements, each Stockholder has executed the Irrevocable Proxy, attached as Exhibit A to the Voting Agreements, designating Kevin Starr and John Maraganore, each an executive officer of the Reporting Person, to vote its shares as to the matters referred to in the Voting Agreements.

         Pursuant to the Voting Agreements, each Stockholder has also agreed not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of its shares, or to make any offer or agreement relating thereto, prior to the earlier of (i) such date and time as the Merger becomes effective and
(ii) such date as the Merger Agreement is terminated.

         The consummation of the Merger is subject to approval by LeukoSite's stockholders and the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

         Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Voting Agreement, the full text of which is filed as
Exhibit 2 hereto, and the Merger Agreement, the full text of which is filed as Exhibit 3 hereto, and both agreements are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of October 14, 1999, the Reporting Person did not own any shares of the Common Stock of LeukoSite.

         Except as disclosed in this Item 5(a), none of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any shares of the Common Stock of LeukoSite.

         (b) The responses of the Reporting Person to (i) Rows (7) through
(13) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 4, the Stockholders and the Reporting Person have entered into the Voting Agreements with respect to the voting of shares of Common Stock of LeukoSite. Pursuant to the terms of such arrangement, the Reporting Person may be

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deemed to have the power to direct the vote with respect to the 3,269,674 shares of Common Stock of LeukoSite beneficially owned by the Stockholders.

         Except as disclosed in this Item 5(b), none of the Reporting Person, nor to the best of its knowledge, any of its directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock or other securities of LeukoSite which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 4 hereof, none of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in the Common Stock of LeukoSite during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Person is the "beneficial owner" of any shares of Common Stock or other securities of LeukoSite.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of LeukoSite.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on October 14, 1999

Exhibit 3 Agreement and Plan of Merger, dated October 14, 1999, by and among the Reporting Person, ANM, Inc. and LeukoSite



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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         MILLENNIUM PHARMACEUTICALS, INC.


Dated: October 20, 1999                  /s/ Kevin Starr
                                         --------------------------------
                                         Name: Kevin Starr
                                         Title: Chief Financial Officer












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                                 EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on October 14, 1999

Exhibit 3 Agreement and Plan of Merger, dated October 14, 1999, by and among the Reporting Person, ANM, Inc. and LeukoSite









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